FILE NO. 82-34744

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

04 MAR 11 AM 7:21

March 1, 2004

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island

Alberta Sec
Manitoba Se
Quebec Sec
Nova Scotia
Securities Division - Newfoundland
The Toronto Stock Exchange

04010497

SUPPL

Dear Sirs:

RE: Canadian Utilities Limited
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 12, 2004
RECORD DATE FOR NOTICE:	April 1, 2004
RECORD DATE FOR VOTING:	April 1, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 1, 2004
SECURITIES ENTITLED TO NOTICE:	Class A Non-voting Class B Common
SECURITIES ENTITLED TO VOTE:	Class B Common
ROUTINE BUSINESS ONLY:	YES

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443
email: ingrid_dunn@cibcmellon.com

dlo 3/11

cc: Pat Spruin, Canadian Utilities Limited
CDS & Co.
Judy Power, CIBC Mellon Trust Company